UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 2017 OPERATIONAL RESULTS

Moscow, Russia – April 5, 2018 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 2017 operational results.

Production and sales for 2017

Production:

Product Name	2017, thousand tonnes	2016, thousand tonnes	%	4Q2017, thousand tonnes	3Q2017, thousand tonnes	%
Run-of-Mine Coal	20,638	22,683	-9	4,944	5,363	-8

Pig Iron	4,029	4,053	-1	981	1,010	-3

Steel	4,274	4,252	+1	1,057	1,000	+6
Electric power generation (thousand kWh)	3,427,430	3,378,220	+1	928,618	820,430	+13
Heat power generation (Gcal)	5,581,204	5,730,268	-3	1,810,894	679,181	+167

Sales:

Product Name	2017, thousand tonnes	2016, thousand tonnes	%	4Q2017, thousand tonnes	3Q2017, thousand tonnes	%
Coking coal concentrate	7,942	8,664	-8	1,972	1,898	+4

Including coking coal concentrate supplied to third parties	4,797	5,784	-17	1,128	1,198	-6

PCI	1,465	1,620	-10	459	324	+42

Including PCI supplied to third parties	1,465	1,620	-10	459	324	+42

Anthracites	1,613	1,771	-9	394	409	-4

Including anthracites supplied to third parties	1,400	1,519	-8	343	362	-5

Steam coal	6,141	6,997	-12	1,499	1,478	+1

Including steam coal supplied to third parties	5,404	5,927	-9	1,294	1,297	0

Iron ore concentrate	2,510	2,744	-9	473	637	-26
Including iron ore concentrate supplied to third parties	30	26	+15	7	12	-39
Coke	2,686	2,839	-5	648	656	-1

Including coke supplied to third parties	771	894	-14	177	180	-2

Ferrosilicon	67	79	-15	19	17	+12

Long rolls	2,919	2,990	-2	705	747	-6

Flat rolls	581	496	+17	128	149	-14

Hardware	651	665	-2	148	172	-14

Forgings	45	38	+18	10	8	+30

Stampings	96	75	+28	27	22	+26

Key investment projects progress

Universal rolling mill:

2017, thousand tonnes	2016, thousand tonnes	%	4Q2017, thousand tonnes	3Q2017, thousand tonnes	%

Rails, beams and shapes	636	517	+23	152	170	-11

Elga coal complex:

	2017, thousand tonnes	2016, thousand tonnes	%	4Q2017, thousand tonnes	3Q2017, thousand tonnes	%
Run-of-mine coal	4,154	3,726	+11	1,105	1,116	-1

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 2017 operational results:

“We may note with satisfaction that despite the commodity market volatility, which was primarily due to weather in Australia, prices for our key product, coking coal concentrate, remained at a favorable level. Japan and China were chief coking coal importers in 2017, and China continues to boost its presence on the market by increasing coking coal imports by over 10 million tonnes. At the same time, infrastructure limitations in the Far East and lack of railway cars that were keenly felt in the second half of last year, did not allow us to export to Asia Pacific as much coal as we had originally planned.

In 2017, the company paid maximum attention to a technical revamping of its mining fleet and equipment renovation in order to restore its mining volumes in 2018. As a result, overburden mining in Yakutia and Kuzbass went up, which enabled us to increase the amount of developed coal for future mining. We have seen the revamping’s positive effect in Elga Coal Complex’s 2017 results, as mining went up by 11%. Sales of Elga’s coking coal concentrate have nearly doubled year-on-year, which is partly due to the decrease of steam coal’s share in the coal mined at the deposit.

“The overall slump in coal mining as well as the lack of wagons in the Russian Railways network in the second half of the year had their impact on the sales of our mining division’s products. Sales of coking coal concentrate went down by 8%. Nearly 40% of our total coking coal concentrate sales to third parties were exported to China. PCI sales went down by 10% in 2017, but in the fourth quarter we managed to increase production and ensure a 42-percent rise in sales quarter-on-quarter, while sales to Asia Pacific in 4Q2017 went up by 32%.

“Iron ore mining at Korshunov Mining Plant in 2017 was aggravated by difficult subsurface conditions, with a lower iron content and a higher humidity in the ore, which led to a nine-percent decrease in iron ore concentrate sales. Nearly all finished products are shipped to Chelyabinsk Metallurgical Plant for further use as raw materials for steelmaking.

“The five-percent decrease in coke sales was due to instability in the domestic market. In 2018, we are expanding into new markets in Eastern Europe and, as a whole, plan to increase sales of our coke products.

“In the group’s steel division, we have significantly increased output of high-margin products at our key facilities — Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Izhstal — by decreasing the share of less profitable products. This strategy enabled us to improve our facilities’ earning capacity.

“We are constantly increasing the load of Chelyabinsk Metallurgical Plant’s universal rolling mill,  mastering new beam sizes as well as supplying more rails to Russian Railways. Over the past two years, we have supplied approximately 600,000 tonnes of rails for railroad reconstruction in our country. As of now, we have mastered production of some 60 profiles of beams and rails at our universal rolling mill. Also, Chelyabinsk Metallurgical Plant mastered production of SIN beams at a new automated production line installed in one of the plant’s rolling workshops. With the SIN beam technology in hand, the plant’s product range now includes all kinds of beam profiles existing on the domestic market.

“As Chinese producers’ activity slumped, 2017 became a year for a growth in prices for flat rolls. We took advantage of this favorable situation and increased sales of flat rolls by 17%.

“An improvement in prices on the European market had a positive impact on the dynamics of our stampings sales (+18%). Demand for stampings both in Russia and the CIS remains high and stable, which enabled us to increase sales by 28% in

2017. We signed contracts with all major wagonbuilders who are primary customers of Urals Stampings Plant’s stamped products.

“In 2017, electricity generation remained at the same level. The three-percent decrease in heat generation was due to an actual decrease in heat consumption by the housing and utilities sector and industrial facilities.”

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: April 5, 2018